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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 2)


                                USX CORPORATION
                              USX CAPITAL TRUST I
                                USX CAPITAL LLC
                       (Name of Subject Company (Issuer))

                       UNITED STATES STEEL LLC (Offeror)
                              to be converted into
                        UNITED STATES STEEL CORPORATION
(Name of Filing Person (Identifying status as Offeror, Issuer or Other Person))

        6.50% Cumulative Convertible Preferred Stock of USX Corporation
   6.75% Convertible Quarterly Income Preferred Securities (QUIPS/SM/) of USX
                                Capital Trust I
  8.75% Cumulative Monthly Income Preferred Shares, Series A (MIPS(R)), of USX
                                  Capital LLC
                         (Title of Class of Securities)

                         902905 1819 (USX Corporation)
                       903339 E201 (USX Capital Trust I)
                         P96460 1031 (USX Capital LLC)
                     (CUSIP Number of Class of Securities)

                              Dan D. Sandman, Esq.
                         General Counsel, Secretary and
            Senior Vice President--Human Resources & Public Affairs
                                USX Corporation
                                600 Grant Street
                      Pittsburgh, Pennsylvania 15219-4776
                                 (412) 433-1121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person)

                                    COPY TO:

                             Robert B. Pincus, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               One Rodney Square
                           Wilmington, Delaware 19801
                                 (302) 651-3000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
 Check the appropriate boxes below to designate any transactions to which the statement relates:
    [_]Third-party tender offer           [X]Issuer tender offer subject to
       subject to Rule 14d-1.                Rule 13e-4.
    [_]Going-private transaction subject  [_]Amendment to Schedule 13D under
       to Rule 13e-3.                        Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

  SQUIDS/SM/ and QUIPS/SM/ are registered service marks and MIPS(R) is a registered trademark of Goldman, Sachs & Co.

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  This Tender Offer Statement on Schedule TO relates to the offers (the
"Exchange Offers") by United States Steel LLC, a Delaware limited liability company ("United States Steel"), which is currently a wholly owned subsidiary of USX Corporation, a Delaware corporation ("USX"), to exchange an equal principal amount of 10% Senior Quarterly Income Debt Securities (SQUIDSSM) due 2031 of United States Steel (the "SQUIDS") for each validly tendered and accepted (i) share of 6.50% Cumulative Convertible Preferred Stock of USX (the "6.50% Preferred Stock"); (ii) 6.75% Convertible Quarterly Income Preferred Security (QUIPS(SM)) of USX Capital Trust I, a wholly owned subsidiary of USX (the "6.75% QUIPS"); and (iii) 8.75% Cumulative Monthly Income Preferred Share, Series A (MIPS(R)), of USX Capital LLC, a wholly owned subsidiary of USX (the "8.75% MIPS" and, together with the 6.50% Preferred Stock and the 6.75% QUIPS, the "Outstanding Securities"), plus payment of accrued but unpaid dividends or distributions on the Outstanding Securities; provided, that United States Steel will only accept up to a maximum face amount of (i) $77 million of 6.50% Preferred Stock, (ii) $127 million of 6.75% QUIPS and (iii) $161 million of 8.75% MIPS in the Exchange Offers.


  The USX board of directors has approved a reorganization, pursuant to which USX will distribute all of the equity securities of United States Steel Corporation to the holders of USX's U.S. Steel Group common stock (the "Separation"). As part of the Separation, United States Steel LLC will be converted into United States Steel Corporation, a Delaware corporation, and USX will change its name to Marathon Oil Corporation. The terms and conditions of the Separation are described in the proxy statement/prospectus of USX, dated September 20, 2001 (the "Proxy Statement/Prospectus"), which forms a part of the registration statement on Form S-4 of United States Steel (Registration No. 333-69090), dated September 7, 2001, as amended September 20, 2001 (as so amended, the "Separation Registration Statement"). United States Steel is making the Exchange Offers in connection with the Separation and the related financing.

  In connection with the Exchange Offers, United States Steel has filed under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-71454) (as amended through the date hereof, the "Exchange Registration Statement") to register up to $365 million aggregate principal amount of the SQUIDS. The terms and conditions of the Exchange Offers are described in (i) the prospectus, dated November 5, 2001 (the "Prospectus"), which forms a part of the Exchange Registration Statement, a copy of which is included as Exhibit 12(a)(1)(i) hereto; and (ii) the related Letters of Transmittal and Instructions thereto, copies of which are included as Exhibits 12(a)(1)(ii) through 12(a)(1)(iv) hereto, respectively (which, as they may be amended or supplemented from time to time, together constitute the "Offers").


  Pursuant to General Instruction F to Schedule TO, the information contained in the Offers, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 1. Summary Term Sheet.

  The information set forth in the section of the Prospectus entitled "Summary--Questions and Answers About the Exchange Offers" is incorporated herein by reference.

Item 2. Subject Company Information.

  (a) Name and Address.

  The subject companies and issuers are USX Corporation, a Delaware corporation, and its wholly owned subsidiaries, USX Capital Trust I, a statutory business trust formed under the Delaware Business Trust Act, and USX Capital LLC, a limited life company organized under the laws of the Turks and Caicos Islands.

  (b) Securities.

  The subject classes of securities are 6.50% Cumulative Convertible Preferred Stock of USX, 6.75% Convertible Quarterly Income Preferred Securities of USX Capital Trust I and 8.75% Cumulative Monthly Income Preferred Shares, Series A, of USX Capital LLC. As of September 30, 2001, there were outstanding 2,404,487 shares of 6.50% Preferred Stock, 3,937,216 of the 6.75% QUIPS and 10,000,000 of the 8.75% MIPS.

  (c) Trading Market and Price.

  The information set forth in the section of the Prospectus entitled "Information About the Outstanding Securities" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

  (a) Name and Address.

  The principal executive offices of United States Steel, the filing person, and USX, its parent company, are located at 600 Grant Street, Pittsburgh, Pennsylvania 15219-4776 and their telephone number is (412) 433-1121.

  The information set forth in the section of the Prospectus entitled "Management of United States Steel" and the information set forth or incorporated in the section of the Annual Report on Form 10-K of USX for the year ended December 31, 2000, as amended by Form 10-K/A filed on September 14, 2001 and Form 10-K/A filed on October 11, 2001 entitled "Directors and Executive Officers of the Registrant" is incorporated herein by reference. The address of each director and executive officer listed in these sections is c/o USX Corporation, 600 Grant Street, Pittsburgh, Pennsylvania 15219-4776 and the telephone number is (412) 433-1121.

Item 4. Terms of the Transaction.

  (a) Material Terms.

  The information set forth in the sections of the Prospectus entitled "The Exchange Offers," "Description of the SQUIDS," "Certain Federal Income Tax Considerations," "The Exchange Offers-- Accounting Treatment of Exchange Offers" and "Comparison of the Outstanding Securities and the SQUIDS" is incorporated herein by reference.

  (b) Purchases.

  No securities will be purchased from any officer, director or affiliate of USX in connection with the Exchange Offers.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

  (e) Agreements Involving the Subject Company's Securities.

  The information set forth in the sections of the Prospectus entitled "Management of United States Steel," "The Proposed Separation," "Description of Other Indebtedness," "Description of the SQUIDS " and "Security Ownership of Directors and Executive Officers" is incorporated herein by reference.

  The information set forth in the sections of the Proxy Statement/Prospectus entitled "Description of Capital Stock of Marathon Oil Corporation Following the Separation," "Description of Capital Stock of United States Steel Corporation Following the Separation," "Proposal One: The Separation-- Financing Arrangements Relating to the Separation," "Proposal One: The Separation--Interests of Officers and Directors in the Separation," "Information about United States Steel--Management of

                                       2
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United States Steel Corporation Following the Separation," and "Information
About Marathon-- Management of Marathon Oil Corporation Following the Separation" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

  (a) Purposes.

  The information set forth in the sections of the Prospectus entitled "The Exchange Offers," "The Proposed Separation" and "Description of Other Indebtedness" is incorporated herein by reference.

  (b) Use of Securities Acquired.

  The Outstanding Securities acquired pursuant to the Exchange Offers will be cancelled and retired.

  (c) Plans.

  The information set forth in the sections of the Prospectus entitled "The Proposed Separation," "Relationship Between United States Steel Corporation and Marathon Oil Corporation After the Separation," "Management of United States Steel," "Capitalization," "Unaudited Pro Forma Condensed Combined Financial Statements," "Description of Other Indebtedness," "Description of the SQUIDS" and "Comparison of the Outstanding Securities and the SQUIDS" is incorporated herein by reference.

  The information set forth in the sections of the Proxy Statement/Prospectus entitled "Description of Capital Stock of Marathon Oil Corporation Following the Separation," "Description of Capital Stock of United States Steel Corporation Following the Separation," "Market Price and Dividend Information of Marathon Group Shares and U. S. Steel Group Shares," "Proposal One: The Separation--Financing Arrangements Relating to the Separation," "Comparison of the Rights of Stockholders," "Information About United States Steel-- Management of United States Steel Corporation Following the Separation," and "Information About Marathon--Management of Marathon Oil Corporation Following the Separation" is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

 (a) Source of Funds.

  Not applicable.

 (b) Conditions.

  Not applicable.

 (d) Borrowed Funds.

  Not applicable.

Item 8. Interest in Securities of the Subject Company.

 (a) Securities Ownership.

  Neither United States Steel nor USX, nor any of their respective directors or executive officers or majority-owned subsidiaries, nor any of their associates owns any of the Outstanding Securities.

 (b) Securities Transactions.

  None.

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

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

 (a) Solicitations or Recommendations.

  The information set forth in the sections of the Prospectus entitled "The Exchange Offers--Dealer Managers and Soliciting Dealers" and "The Exchange Offers--Other Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements.

 (a) Financial Information.

  The following financial statements and financial information are incorporated herein by reference:

    (1) The audited consolidated financial statements of USX set forth in USX's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as amended by Form 10-K/A filed on September 14, 2001 and by Form 10-K/A filed on October 11, 2001;

    (2) The unaudited consolidated financial statements of USX set forth in USX's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001; and

    (3) The information set forth in the sections of the Prospectus entitled "Summary Financial Data of United States Steel" and "Selected Historical Financial Information for United States Steel" is incorporated herein by reference; and

    (4) The information set forth in the sections of the Prospectus entitled "Summary Financial Data of United States Steel" and "Selected Historical Financial Information for United States Steel" is incorporated herein by reference.

 (b) Pro Forma Information.

  The information set forth in the section of the Prospectus entitled "Unaudited Pro Forma Condensed Combined Financial Statements" is incorporated herein by reference.

Item 11. Additional Information.

 (a)(1) Agreements.

  The information set forth in the sections of the Prospectus entitled "Management of United States Steel" and "Relationship Between United States Steel Corporation and Marathon Oil Corporation After the Separation" is incorporated herein by reference. The information set forth in the section of the Proxy Statement/Prospectus entitled "Proposal One: The Separation-- Interests of Officers and Directors in the Separation" is incorporated herein by reference.

 (a)(2) Regulatory Requirements.

  The information set forth in the section of the Prospectus entitled "The Exchange Offers" is incorporated herein by reference.

 (a)(3) Applicability of Anti-Trust Laws.

  Not applicable.

 (a)(4) Applicability of Margin Requirements.

  Not applicable.

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 (a)(5) Legal Proceedings.

  None.

 (b) Other Material Information.

  The information set forth in the Prospectus is incorporated herein by reference.

Item 12. Exhibits.

  A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

  Not applicable.


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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              /s/ Gretchen R. Haggerty
  Date: November 5, 2001                  By___________________________________

                                                   Gretchen R. Haggerty
                                               Vice President--Accounting &
                                                          Finance

                               INDEX TO EXHIBITS


 Exhibit No.    Description
 -----------    -----------
 12(a)(1)(i)    Prospectus, dated November 5, 2001 (incorporated by reference to the Exchange Registration Statement).
 12(a)(1)(ii)   Letter of Transmittal for the 6.50% Preferred Stock
                (incorporated by reference to Exhibit 99.1 to the Exchange
                Registration Statement).
 12(a)(1)(iii)  Letter of Transmittal for the 6.75% QUIPS (incorporated by reference to Exhibit 99.2 to the Exchange Registration
                Statement).
 12(a)(1)(iv)   Letter of Transmittal for the 8.75% MIPS (incorporated by
                reference to Exhibit 99.3 to the Exchange Registration
                Statement).
 12(a)(1)(v)    Notice of Guaranteed Delivery for the 6.50% Preferred Stock
                (incorporated by reference to Exhibit 99.4 to the Exchange
                Registration Statement).
 12(a)(1)(vi)   Notice of Guaranteed Delivery for the 6.75% QUIPS (incorporated by reference to Exhibit 99.5 to the Exchange Registration
                Statement).
 12(a)(1)(vii)  Notice of Guaranteed Delivery for the 8.75% MIPS (incorporated by reference to Exhibit 99.6 to the Exchange Registration
                Statement).
 12(a)(1)(viii) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees (incorporated by reference to
                Exhibit 99.11 to the Exchange Registration Statement).
 12(a)(1)(ix)   Letter to Holders of Certificated Shares of 6.50% Cumulative
                Convertible Preferred Stock of USX Corporation (incorporated by reference to Exhibit 99.13 to the Exchange Registration
                Statement).
 12(a)(1)(x)    Form of Letter to Clients (incorporated by reference to Exhibit
                99.12 to the Exchange Registration Statement).
 12(a)(2)       Not applicable.
 12(a)(3)       Not applicable.
 12(a)(4)       Prospectus dated November 5, 2001 (incorporated by reference to the Exchange Registration Statement).
 12(a)(5)(i)    The audited consolidated financial statements of USX
                Corporation (incorporated by reference to USX Corporation's
                Annual Report on Form 10-K for the fiscal year ended December
                31, 2000, as amended by Form 10-K/A filed on September 14, 2001 and Form 10-K/A filed on October 11, 2001).
 12(a)(5)(ii)   The unaudited consolidated financial statements of USX
                Corporation (incorporated by reference to USX Corporation's
                Quarterly Report on Form 10-Q for the quarter ended March 31,
                2001).
 12(a)(5)(iii)  The unaudited consolidated financial statements of USX
                (incorporated by reference to USX Corporation's Quarterly
                Report on Form 10-Q for the quarter ended June 30, 2001).
 12(a)(5)(iv)   Press Release (incorporated by reference to Exhibit 99.14 to the Exchange Registration Statement).
 12(b)          Not applicable.
 12(c)          Not applicable.

 Exhibit No. Description
 ----------- -----------
 12(d)(1)    Agreement and Plan of Reorganization, dated as of July 31, 2001, between USX Corporation (to be renamed Marathon Oil Corporation)
             and United States Steel LLC (to be converted into United States
             Steel Corporation), included as Annex A to the Proxy
             Statement/Prospectus (incorporated by reference to the Separation
             Registration Statement).
 12(d)(2)    Form of Tax Sharing Agreement between USX Corporation and United
             States Steel LLC (incorporated by reference to Exhibit 10.1 to the
             Separation Registration Statement).
 12(d)(3)    Form of Transition Services Agreement between USX Corporation and
             United States Steel LLC (incorporated by reference to Exhibit 10.2 to the Separation Registration Statement).
 12(d)(4)    Form of Financial Matters Agreement between USX Corporation and
             United States Steel LLC (incorporated by reference to Exhibit 10.3 to the Separation Registration Statement).
 12(d)(5)    Form of Insurance Assistance Agreement between USX Corporation and
             United States Steel LLC (incorporated by reference to Exhibit 10.4 to the Separation Registration Statement).
 12(d)(6)    Form of License Agreement between USX Corporation and United
             States Steel LLC (incorporated by reference to Exhibit 10.5 to the
             Separation Registration Statement).
 12(d)(7)    Form of the United States Steel Corporation 2002 Stock Plan
             (included as Annex F to the Proxy Statement/Prospectus,
             incorporated by reference to the Separation Registration
             Statement).
 12(d)(8)    Form of United States Steel Corporation Senior Executive Officer
             Annual Incentive Plan, included as Annex G to the Proxy
             Statement/Prospectus (incorporated by reference to the Separation
             Registration Statement).
 12(d)(9)    Form of United States Steel Corporation Annual Incentive
             Compensation Plan (incorporated by reference to Exhibit 10.8 to the Separation Registration Statement).
 12(d)(10)   Form of United States Steel Corporation Non-Officer Restricted
             Stock Plan (effective January 1, 2002) (incorporated by reference to Exhibit 10.9 to the Separation Registration Statement).
 12(d)(11)   Completion and Retention Agreement, dated as of August 8, 2001, among USX Corporation, United States Steel LLC and Thomas J. Usher
             (incorporated by reference to Exhibit 10.10 to the Separation
             Registration Statement).
 12(d)(12)   Retention Agreement, dated as of September 14, 2001, between
             United States Steel LLC and Dan D. Sandman (incorporated by reference to Exhibit 10.11 to the Separation Registration
             Statement).
 12(d)(13)   Form of Change of Control Agreements, between United States Steel
             LLC and Various Officers (incorporated by reference to Exhibit
             10.12 to the Separation Registration Statement).
 12(d)(14)   Form of Rights Agreement between United States Steel Corporation
             and [   ], as Rights Agent (incorporated by reference to Exhibit
             4.1 to the Separation Registration Statement).
 12(d)(15)   Form of Amendment to Rights Agreement between Marathon Oil
             Corporation and Mellon Investor Services LLC (formerly known as
             ChaseMellon Shareholder Services, L.L.C.), as Rights Agent
             (incorporated by reference to Exhibit 4.2 to the Separation
             Registration Statement).
 12(d)(16)   Indenture, dated as of July 27, 2001, among United States Steel
             LLC and United States Steel Financing Corp., Issuers; USX
             Corporation, Guarantor; and The Bank of New York, Trustee
             (incorporated by reference to Exhibit 4.2 to USX's Form 10-Q filed for the period ending June 30, 2001).

 Exhibit No. Description
 ----------- -----------
 12(d)(17)   Form of Indenture, among United States Steel LLC, Issuer; USX
             Corporation, Guarantor; and The Bank of New York, Trustee
             (incorporated by reference to Exhibit 4.1 to the Exchange
             Registration Statement).
 12(d)(18)   Form of Dealer Managers Agreement, among United States Steel LLC,
             Issuer; USX Corporation, Guarantor; and Goldman, Sachs & Co.,
             Dealer Managers (incorporated by reference to Exhibit 1.1 to the
             Exchange Registration Statement).
 12(d)(19)   Form of Exchange Agent Agreement, between United States Steel LLC and The Bank of New York (incorporated by reference to Exhibit
             99.9 to the Exchange Registration Statement).
 12(d)(20)   Form T-1 Statement of Eligibility of Trustee under the Trust
             Indenture Act of 1939, as amended, of The Bank of New York, as trustee under the Indenture filed as Exhibit 4.1 to the Exchange
             Registration Statement (incorporated by reference to Exhibit 25.1 to the Exchange Registration Statement).
 12(f)       Not applicable.
 12(g)       None.
 12(h)       Opinion of Miller & Chevalier, Chartered (incorporated by
             reference to Exhibit 8 to the Exchange Registration Statement).